 **STARFIELD** RESOURCES INC. NEWS

Starfield Resources Completes $2.4 Million Private Placement

Toronto, Ontario – June 14, 2010 – Starfield Resources Inc. ("Starfield" or the **"Company") (TSX: SRU)** today announced it has closed the previously announced private placement offering (the "Offering") of units for gross proceeds of $2,384,650. Starfield issued 28,054,704 units of the Company (the "Units") at a price of $0.085 per Unit.

Each unit consists of one flow-through share (the "Flow-Through Shares") and one half of one common share purchase warrant (the "Warrants"). Each whole Warrant will entitle the holder to purchase one additional common share of Starfield at a price of $0.15 for 12 months from the closing date. The Flow-Through Shares and Warrants (and any common shares of the Company acquired upon exercise of the Warrants) will be subject to a hold period of four months plus one day extending from the closing date of the Offering.

Thomas Weisel Partners Canada Inc. acted as the agent in connection with the Offering.

The Company intends to use the net proceeds from the Offering for exploration efforts, including advancement of its hydromet test work, which constitutes Canadian exploration expenses for Canadian income tax purposes.

About Starfield
Starfield Resources Inc. is an advanced exploration and development stage company. The Company's primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada. Additional assets include a nickel-copper-cobalt-PGE-chrome project in the Stillwater district of Montana with historic copper, nickel and chromite resources (non 43-101 and not to be relied on); the Moonlight copper project in California with significant NI 43-101 copper resources; and a portfolio of eight gold properties in Nevada.

Starfield has also funded the development of a novel, environmentally friendly and energy efficient hydrometallurgical flow sheet to recover metals from massive sulphides.

Forward-Looking Statements
This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating

metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information contact:

André J. Douchane	Greg Van Staveren	Connie Anderson
President and CEO	Chief Financial Officer	Investor Relations
416-860-0400 ext. 222	416-860-0400 ext. 223	416-860-0400 ext. 228
adouchane@starfieldres.com	gvanstaveren@starfieldres.com	canderson@starfieldres.com

www.starfieldres.com

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